U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person

   Shirman      Jack
   (Last)     (First)  (Middle)

   100 Mallard Creek Road, Suite 250
         (Street)

   Louisville Kentucky 40207
   (City)     (State)  (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
                                         9/27/96


3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol
   VideoLan Technologies, Inc. (VLNT)


5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)
   Chief Executive Officer


6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group filing (Check Applicable Line)

/XX/ Form filed by One Reporting Person
/  / Form filed by More Than One Reporting Person


            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
                                     Owned          (I)            Ownership
1. Title of Security (Instr. 4)      (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------












Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).



         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                     Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                        Number of
   Security (Instr. 4)                          able        Date  (1)                                                      Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Employee Stock Option (r ight to buy)             9/27/97     9/26/01             Common Stock                            100,000
Employee Stock Option (right to buy)              9/27/98     9/26/01             Common Stock                            100,000
Employee Stock Option (right to buy)              9/27/99     9/26/01             Common Stock                             50,000
Employee Stock Option (right to buy)              9/27/00     9/26/01             Common Stock                             50,000





                                                               5. Ownership
                                                                  Form of
                                                                  Derivative
                                                4. Conver-        Security:
                                                   sion or        Direct      6. Nature of
                                                   Exercise       (D) or         Indirect
                                                   Price of       Indirect       Beneficial
1. Title of Derivative                             Derivative     (I)            Ownership
   Security (Instr. 4)                             Security       (Instr. 5)     (Instr. 5)
----------------------------------------------  -------------  -------------  --------------
Employee Stock Option (right to buy)               $6.12            D
Employee Stock Option (right to buy)               $6.12            D
Employee Stock Option (right to buy)               $6.12            D
Employee Stock Option (right to buy)               $6.12            D






Explanation of Responses:
  (1) Subject to earlier expiration upon the occurrence/certain events.

          s/Jack Shirman                         10/7/96
---------------------------------------    --------------------------
    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information aimed in this form are not required to respond unless the form displays a currently valid CMB Number.